Room 4561

December 8, 2008

Arthur Wang
Chief Executive Officer
Gigamedia Limited
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed your response to your letter dated November 14, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 12, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to our prior comment 2 where you indicate that the $65.1 million of UIM revenues as referenced in the report of your independent public accounting firm was referring to the total revenues of UIM, net of licenses fees paid by UIM to the Company that were eliminated in consolidation. It appears, however, that the total revenues earned by UIM and ultimately reflected in your consolidated financial statements were $118.7 million. Please tell us how your independent auditors determined it was appropriate to refer to the net revenues in

their report when the consolidated financial statements reflect the <u>total</u> revenues earned by UIM.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481or the undersigned at (202) 551-3499 if you have any questions regarding this comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
     Skadden, Arps, Slate, Meagher & Floam LLP